TIGERBRIDGE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended September 30, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70086

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **10/01/2020**   AND ENDING   **09/30/2021**

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TigerBridge Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Avenue at Port Imperial, Unit 417

(No. and Street)

Weehawken   **NJ**   **07086**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Gardinier   **917-714-0452**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, middle name)

800 Bonaventure Way, Suite 168	**Sugar Land**	**TX**	**77479**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, __Justin Gardinier__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__TigerBridge Capital LLC__ , as

of __September 30__ , 20 __21__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

Signed & sworn before me on this
30th day of Dec. 2021, personally
Appeared Justin Gardinier

JILL ANNUNZIATO
Notary Public, State of New York
Qualified in Saratoga County
Reg. No. 01AN6376767
My Commission Expires 06/18/2022

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479

Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of

TigerBridge Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TigerBridge Capital LLC as of September 30, 2021, the related statements of income, changes in member's equity, and cash flows for the 2021 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of TigerBridge Capital LLC as of September 30, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TigerBridge Capital LLC's management. Our responsibility is to express an opinion on TigerBridge Capital LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TigerBridge Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of TigerBridge Capital LLC financial statements. The supplemental information is the responsibility of TigerBridge Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as TigerBridge Capital LLC's auditor since 2020.

Sugar Land, Texas

December 30, 2021

TIGERBRIDGE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
September 30, 2021

ASSETS

Cash	$	75,232
Accounts receivable		42,094
Deferred tax asset		192
Other assets		605
	$	118,123

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	59,606
Member's equity		58,517
	$	118,123

The accompanying notes are an integral part of this financial statement.

TIGERBRIDGE CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
September 30, 2021

Note 1   **Organization and nature of business**

TigerBridge Capital LLC (the "Company") was formed on June 14, 2015 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of TigerBridge Holdings LLC (the "Parent"). The Company provides placement agent and referral services for capital raising, in accordance with its membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 as of September 28, 2018 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts receivable
The Company carries its accounts receivable at costs less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of September 30, 2021, no allowance for doubtful accounts was necessary.

Recently adopted accounting guidance
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lease terms of more than 12 months. The Company evaluated ASU 2014-09 and determined there was no impact to the financial statements and related disclosures.

Income taxes
The member of the Company has elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax return of the member. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes for the portion of the income tax attributable to the Company's income which is reported in the Parent's tax returns. For the year ended September 30, 2021, the Company recorded deferred income tax expense of $2,259.

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the IRS and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cash and cash equivalents

The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents. At September 30, 2021, there were no cash equivalents.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 3   **Revenue recognition**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees earned for referral capital raising. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Note 3   **Revenue recognition (continued)**

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into arrangements with private funds to refer investors. The Company believes that its performance obligation is the sale of securities to the referred investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the investor remaining in the fund, which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of assets under management of the fund and the investor activities are known, which are usually quarterly.

Accounts receivable and contract balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At September 30, 2021, there were accounts receivable of $42,094 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or contract liabilities at the beginning of the period or as of September 30, 2021.

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2021 the Company's net capital was $33,345 which was $28,345 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

<u>**NOTES TO FINANCIAL STATEMENT**</u>
September 30, 2021

Note 5   <u>**Commitments and contingencies**</u>

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6   <u>**Concentrations**</u>

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

The Company earned 97% of its revenue from three customers for the year ended September 30, 2021.

Note 7   <u>**Exemption from Rule 15c3-3**</u>

The firm does not claim an exemption from SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company had no obligations under SEC Rule 15c3-3 for the year ended September 30, 2021.

Note 8   <u>**Subsequent Events**</u>

Subsequent events have been evaluated through December 30, 2021, which is the date the financial statements were available to be issued.

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.